FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com

FOR IMMEDIATE RELEASE
DECEMBER 9, 2003

LJ INTERNATIONAL RECEIVES $800,000 ORDER
FROM FRED MEYER JEWELRY CHAIN

HONG KONG and LOS ANGELES, December 9, 2003 — LJ International, Inc. (Nasdaq/NMS: JADE), one of the fastest-growing fine jewelry companies in the world, today announced that it has received an order valued at $800,000 from Fred Meyer Jewelers, a leading U.S. retail jewelry chain with annual revenues in excess of $450 million. Fred Meyer is a division of Portland-based Kroger Company (NYSE: KR). The order is for a variety of amethyst jewelry to be delivered for sales Valentine’s Day. The Company noted that it’s better than expected sales for the Christmas season coupled with early orders for Valentine’s Day is a solid trend indicator of a strong recovery in the U.S. jewelry industry.

The Fred Meyer order follows another recently announced major sale of jewelry by LJI — totaling $500,000 — from the largest retail chain in the U.S., also in the fourth quarter.

“Fred Meyer Jewelers is one of the fastest-growing and financially strong fine-jewelry chains in the U.S. We are extremely pleased that it continues to make significant commitments to sell LJ International products,” said LJI Chairman and CEO Yu Chuan Yih. “This early order from Fred Meyer Jewelers for Valentine’s Day follows last minute orders for the Christmas season from our other blue-chip customers, which highlights our unique ability to accept, fill and deliver large orders with such a short lead time. The order also represents a further strengthening of our company’s presence in the U.S. retail market, where we now sell to the three leading TV shopping channels as well as most of the top 40 jewelry retailers in the nation.”

Portland, Oregon-based Fred Meyer Jewelers has expanded rapidly in recent years to become one of the most prominent retail jewelry chains in the United States. National Jeweler magazine, in its most recent ranking, ranked the chain 11th among all sellers of jewelry in overall sales. In the fine-jewelry category, where LJ International products are sold, Fred Meyer is ranked fourth and, according to the publication, is the strongest financial entity in the jewelry industry. As noted by National Jeweler, the chain has remained profitable throughout the economic slump of the early 2000s. Founded in 1973, it has doubled in size since 1995 and has over 440 jewelry outlets in 34 states. It operates under the names Fred Meyer Jewelers, Littman Jewelers and Barclay Jewelers.

About LJ International

LJ International Inc., (''LJI’’) is a publicly-owned company, based in Hong Kong and the U.S., engaged in designing, branding, marketing and distributing a full range of fine jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through stores and e-shopping sites. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.

For more information on LJI, please visit the Company’s Web site at www.ljintl.com.

Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.

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